                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                     OR 12(g) OF THE SECURITIES ACT OF 1934


                                  TEKRON, INC.
                                  ------------
                 (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)


                DELAWARE                                      51-0395658
                --------                                      ----------
     (STATE OR OTHER JURISDICTION OF                      (I.R.S. EMPLOYER
      INCORPORATION OR ORGANIZATION)                     IDENTIFICATION NO.)


          13123 Poway Road, Poway, CA                            92064
          ----------------------------                           -----
    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)                   (ZIP CODE)


                                 (619) 692-5868
                          (ISSUER'S TELEPHONE NUMBER)


           SECURITIES TO BE REGISTERED UNDER SECTION 12(b) OF THE ACT:

               TITLE OF EACH CLASS NAME OF EACH EXCHANGE ON WHICH
               TO BE SO REGISTERED EACH CLASS IS TO BE REGISTERED


--------------------------                     ---------------------------------

--------------------------                     ---------------------------------



           SECURITIES TO BE REGISTERED UNDER SECTION 12(g) OF THE ACT:


                          Common Stock - .001 Par Value
                          -----------------------------
                                (TITLE OF CLASS)

                                     PART 1
                                     ITEM 1
                           DESCRIPTION OF THE BUSINESS


BUSINESS DEVELOPMENT

ORGANIZATION

Tekron, Inc. was incorporated in Delaware on May 31, 1994 for the purpose of developing a marine service company for boat owners that would offer on-site preventative maintenance and repair services. During December 1997 and January 1998, the Company received its initial funding through the sale of common stock to investors. From inception until December 1999, the Company had no material operating activities. In late 1999, Management decided to modify its original concept to include pick-up and delivery services tailored specifically for boat owners in order to capitalize on the increased fragmentation of the marine service industry, and seek necessary capital in order that they could begin developing the Company's boat servicing business.


BANKRUPTCY OR SIMILAR PROCEEDINGS

There have been no bankruptcy, receivership or similar proceedings.


REORGANIZATIONS, PURCHASE OR SALE OF ASSETS

There have been no material reclassifications, mergers, consolidations, or purchase or sale of a significant amount of assets not in the ordinary course of business.


BUSINESS OF THE COMPANY

PRINCIPAL SERVICES AND MARKETS

The Company intends to become a primary provider of boat maintenance and specialty services to two distinct target markets: the recreational boater who "trailers" his boat, and the owner of the over 28' boat whose vessel is kept moored and is in the water year-round. The first two markets the Company intends to service are the high vessel capacity ports and marinas of Los Angeles and San Diego, California.

According to the National Marine Manufacturers Association's research, most owners don't want to be bothered with boat, engine and trailer maintenance and repair. Over 40% of all marine maintenance is preventative ("Boating Market Evaluation and Opportunities Study"(C) 1996 NMMA). The company will concentrate on this preventative maintenance, while leaving the full repair services to the traditional marine dealerships. The company will offer the boat owner the same positive experience he's had when his car has been serviced by a typical fast lube auto center.

The small boat owner will be offered a new concept in boat maintenance. Utilizing marine service centers and mobile service trucks that can provide many of the services dockside or in the owner's driveway, the company will offer the following Marine Services Menu to the small boat owner:

        Basic Engine/Drive Periodic Maintenance: Oil/Filter Change, Fuel Filter Service, Lubrication, Hydraulic Fluid Top-Off, Multi-point Equipment Check

        Supplemental Engine/Drive Service Options: Winterization/Storage Prep, Engine Flush/Water Pump Check, Coolant Fill/Replacement, Fuel System Treatment, Prop Shaft Lube and Prop Check/Replacement, Corrosion Protection Treatment, Touch-Up Painting

        Boat Trailer Service Options: Wheel Bearing Lubrication,
        Lights/Harness/Connector Repair/Replacement, Winch/Line
        Check/Lube/Replacement, Tire Check/Replacement

        Boat Service Options: Pressure Spray Bottom Cleaning, Detailing, Shrink Wrap, Battery Maintenance/Replacement, Bilge Pump Check/Replacement, Fire Extinguisher Check/Replacement

For the 28' and larger boats which are typically left in the water for the boating season, the Company plans to provide on-site service where the boat is being docked (marinas, yacht clubs, personal docks, boat yards, etc.). The service requirements of this segment of the boating industry are highly specialized and require a commitment to the environment as well as the boat owner. Basic services, similar to those provided to the small boat owner, will be offered by "a lube shop on the water". The company will utilize marine quality high-pressure hoses to extract waste fluids from the engine, bilges and storage tanks. Multiple adapters such as metering guns will then be used to fill the engine or tanks with fresh oil. The utilization of advanced systems and engineering design will provide an environmentally safe and efficient way of handling hazardous fluids on the water. In addition to the marine services offered to the small boat owner, the following menu of Marine Services will be offered to the large boat owner:

        Bilge Cleaning: Anti-bacterial citrus-based degreaser pre-treatment, pressurized water cleaning, removal of bilge water and wastes, complete rinse

        Maintenance Plans: Weekly/Monthly complete system check, cleaning, bilge pump checks, safe harbor storm prep

        Specialty Services: Onboard delivery of water and ice, groceries, overnight laundry service, garbage pickup


Based upon Management's experience in the boating industry, the size and nature of the market is diverse and continues to grow at a steady rate. According to the National Marine Manufacturers Association, Market Statistics Department, January 2000((C) 2000 NMMA), in the United States, expenditures for boating have doubled from $11.2 million in 1993 to $22.9 million in 1999. The estimated number of boats owned in the U.S. in 1999 was 16.8 million. Per the Market Statistics Department analysis, the demographics of recent new boat buyers, excluding personal water craft and small aluminum fishing boats is comprised of the following:

                                                                     Fiberglass
                           Total        Cruiser       Runabout       Fishing
                           -----        -------       --------       ----------
Median Age                 47           50            44             46
Median Income              $71K         $134K         67K            64K
Married                    86%          86%           84%            89%
Managerial/Professional    58%          70%           49%            44%
Retired                    11%          11%           13%            9%
Other                      31%          19%           38%            47%


The "Boating Market Evaluation & Opportunities Study" issued by the National Marine Manufacturers Association ((C) 1996 NMMA) stated "The American consumer's hunger for water-based recreation and desire to own pleasure boats may be at an all-time high. But in order to grow, the industry providing products, sales and service to this widespread market will need to make fundamental changes to keep current boat owners satisfied and attract new customers." The report goes on to state the service segment needs a "Cultural Change". "The treatment boat owners receive when seeking service will need to improve dramatically. Boat owners, like most other consumer durable product owners, are comparing service treatment to that of auto dealerships and find it hardly measures up. Service is the number one area cited that needs improvement." Members of the RPC (Research and Sales Promotion Committee) suggested that new service methods need to be researched.

The Company has a current business plan which proposes to utilize its founders' backgrounds to develop its business from the current concept stage into a unique marine service company offering quality and convenience coupled with basic servicing needs to a wide range of boating clientele. The business plan requires the Company during months one through six to obtain a listing on the NASD's Over the Counter Electronic Bulletin Board, and raise capital of $3,000,000 through the sale of common stock in a private placement. During month seven, after raising capital, the Company intends to open one service site for boats in Los Angeles, and one in San Diego, California. During months seven through twelve, in order to operate both service sites, the Company intends to expend $60,000 for two manager-service technicians, $120,000 for four service assistants, $25,000 for two office clerical employees, $20,000 for inventory, $200,000 for the purchase and outfitting of four service vehicles, $600,000 for purchase of four service vessels, $10,000 for set-up and maintenance of the Company's web site, $125,000 for advertising, $30,000 for one marketing manager, $110,000 for purchase of computers and fixed assets, and $62,000 for rent and other operating expenses.


DISTRIBUTION METHODS OF PRODUCTS OR SERVICES

The Company intends to offer information on its services to prospective clients on its web site, www.marineservice.net, which will feature available services, contact information and links. It also plans to advertise its web site and services on existing boating industry web sites, such as local yacht clubs in the Company's service area (i.e. the San Diego Yacht Club www.sdyc.org,) and purchase "banner ads" on the web pages of well-known regional boat supply companies such as West Marine and Boat-US. Magazine advertising in such trade publications as "Sail",

"Sailing", "Boating", "Sea Magazine" and "Yachting" will also be researched, as well as area boat show booth rentals and direct distribution of marketing flyers to local marinas and yacht clubs.


PLANNED NEW PRODUCT OR SERVICE

The Company has no new product or service planned or announced to the public.


COMPETITION AND COMPETITIVE POSITION

The size and financial strength of the Company's primary competitors, traditional boat repair companies, Boatside Services, Inc., and Naut-A-Care Marine Services are substantially greater than those of the Company. In examining major competitors Management has found at traditional boat repair companies, an average maintenance/repair takes two days and almost half of the repairs took four. The owner is also required to trailer his boat to the business, or for larger boats the maintenance must be done at the marina site of the business. The other two major competitors cater to the large boat owner, specializing in on-water service, but fail to address the needs of the small boat owner. However, the Company's competitors have longer operating histories, larger customer bases, and greater brand recognition than the Company. Management is not aware of any significant barriers to the Company's entry into the boat servicing market, however, the Company at this time has no market share of this market.


SUPPLIERS AND SOURCES OF RAW MATERIALS

Management will rely on their combined experience and knowledge in the auto lube and boating industries. While the Company has no current contracts with boating service suppliers, Management is familiar with these manufacturers and suppliers such as Aqua Power Marine, Fram/Allied Signal, LubriMatic, Racor, Quaker State and Shell. Management feels that availability will not be a problem at any time, since it is aware of over two hundred suppliers of quality boating products. The Company will enter into agreements with manufacturers and suppliers per its business plan after raising capital during the first six months of its plan.


DEPENDENCE ON ONE OR A FEW MAJOR CUSTOMERS

The Company will not depend on any one or a few major customers. The "Boating Market Evaluation & Opportunities Study" issued by the National Marine Manufacturers Association ((C) 1998 NMMA) reported United States Coast Guard boat registration filings for California as 895,000. The Company's target market for the first two years of its business plan is small and large boat owners in the harbors of San Diego, and Los Angeles California estimated at over 40% of the approximately 895,000 boats currently registered in the State of California. After two years of marketing in California, the Company intends to expand into the following boating markets identified by the NMMA 1998 study: Oregon and Washington - 250,000 registered boats, Northeastern seaboard states - 1,132,236 registered boats, Southeastern seaboard states - 1,503,552 registered boats, Great Lakes states - 2,834,545 registered boats.

PATENTS, TRADEMARKS, FRANCHISES, CONCESSIONS, ROYALTY AGREEMENTS, LABOR
CONTRACTS

The Company owns its Internet domain name, has setup its first web page"marineservice.net", has applied for U.S. trademark protection, and will expand its web site in the second quarter of 2000. The Company has no current plans for any additional registrations such as patents, other trademarks, copyrights, franchises, concessions, royalty agreements or labor contracts. The Company will assess the need for any additional copyright, trademark or patent applications on an ongoing basis.


REQUIREMENTS FOR GOVERNMENT APPROVAL OF PRINCIPAL PRODUCTS OR SERVICES

The Company is not required to apply for or have any government approval for its products or services.


EFFECT OF GOVERNMENTAL REGULATIONS ON THE COMPANY'S BUSINESS

The Company will be subject to Federal environmental laws and regulations that relate directly or indirectly to its operations including the National Environmental Policy Act, the Clean Air Act, the Clean Water Act, the Safe Drinking Water Act, the Resource Conservation and Recovery Act, the Toxic Substances Control Act, the Comprehensive Environmental Response, Compensation and Liability Act, and their implementing regulations, as well as numerous state and local environmental laws. These laws and regulations include: a) controlling the discharge of materials into the environment, b) requiring removal and cleanup under certain circumstances, c) requiring the proper handling and disposal of waste materials, and, d) requirements otherwise relating to the protection of the environment. These laws and regulations have become more stringent in recent years and may, in certain circumstances, assess administrative, civil and criminal penalties and impose "strict liability", rendering a company liable for environmental damage without regard to negligence or fault on the part of the company. Such laws and regulations may expose the Company to liability for the conduct of or conditions caused by others or for acts of the Company that were in compliance with all applicable laws and regulations at the time such acts were performed. The application of these requirements or the adoption of new requirements could have a material adverse effect on the Company. The Company will conduct its operations in substantial compliance with all applicable environmental laws and regulations.


RESEARCH AND DEVELOPMENT FUNDING DURING THE LAST TWO YEARS

The Company has not expended funds for research and development costs since inception.


COSTS AND EFFECTS OF COMPLIANCE WITH ENVIRONMENTAL LAWS

Environmental regulations have had no materially adverse effect on the Company's operations to date, but no assurance can be given that environmental regulations will not, in the future, result in a curtailment of service or otherwise have a materially adverse effect on the

Company's business, financial condition or results of operation. Public interest in the protection of the environment has increased dramatically in recent years. The trend of more expansive and stricter environmental legislation and regulations could continue. To the extent that laws are enacted or other governmental action is taken that imposes environmental protection requirements that result in increased costs, the business and prospects of the Company could be adversely affected.

The Company's business plan allows for maintaining insurance coverage against certain environmental liabilities, but there can be no assurance that such insurance will continue to be available or carried by the Company or, if available and carried, will be adequate to cover the Company's liability in the event of a catastrophic occurrence.


NUMBER OF EMPLOYEES

The Company's only current employees are its two officers who will devote as much time as the board of directors determines is necessary to manage the affairs of the Company. The officers intend to work on a full time basis when the Company raises capital per its business plan. The Company's business plan calls for hiring thirteen new full time employees during the next twelve months.


REPORTS TO SECURITY HOLDERS

The Company's bylaws do not require the Company to deliver an annual report to its shareholders and the Company has not in the past provided an annual report to its shareholders. The Company is voluntarily filing this Form 10-SB in order to make its financial information equally available to any interested parties or investors. The Company will be subject to the disclosure rules of Regulation S-B for a small business issuer under the Securities Exchange Act of 1934. The Company anticipates it will become subject to disclosure filing requirements effective sixty days after the date the Securities and Exchange Commission accepts its original Form 10-SB filing, and, after that date, will be required to file Form 10-KSB annually and Form 10-QSB quarterly. In addition, the Company will be required to file Form 8 and other proxy and information statements from time to time as required.

The public may read and copy any materials the Company files with the Securities and Exchange Commission, ("SEC"), at the SEC's Public Reference Room at 450 Fifth Street NW, Washington D. C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.


RISKS

While Management believes its estimates of projected occurrences and events are within the timetable of its business plan, there can be no guarantees or assurances that the results anticipated will occur.

Despite Management's belief that the Company can effectively compete because of its emphasis on its "auto-lube" servicing concept for the boating industry, the Company's ability to succeed will depend upon a number of factors, including its ability to secure funding through a private placement, acquire the necessary service equipment, prepare an advertising plan that encourages boaters to utilize the service, and develop a growing customer base to provide revenues and profits for the Company.

The Company's long-term viability is substantially dependent upon the widespread acceptance of the "auto-lube" concept for boats. There is no historic evidence that this type of business will be successful against competition from traditional boat repair and maintenance services. Without sufficient customers or revenues, the Company would experience a material adverse effect on the Company's business, financial condition, operating results and cash flows.

The Company's performance and future operating results are substantially dependent on the continued service and performance of its current Management. The Company intends to hire a relatively small number of additional technical and marketing personnel in the next year. Competition for such personnel is intense, and there can be no assurance that the Company will be able to retain its essential employees or that it will be able to attract or retain highly-qualified technical and managerial personnel in the future. The loss of the services of any of the Company's current Management or other key employees or the inability to attract and retain the necessary technical, and marketing personnel could have a material adverse effect upon the Company's business, financial condition, operating results and cash flows.

The current officers, Mr. Chandler and Mr. Fulton, are the sole officers and directors of the company and have control in directing the activities of the company. Mr. Chandler is involved in other business activities and may, in the future, become involved in additional business opportunities. If a specific business opportunity becomes available, the officers and directors of the company may face a conflict of interest. The Company has not formulated a plan to resolve any conflicts that may arise. While the Company and its sole officers and directors have not formally adopted a plan to resolve any potential or actual conflicts of interest that exist or that may arise, they have verbally agreed to limit their roles in all other business activities to roles of passive investors and devote full time services to the Company after the Company raises capital of $3,000,000 through the sale of securities through a private placement and is able to provide officers' salaries per its business plan.

While Management believes its estimates of projected occurrences and events are within the timetable of its business plan, there can be no guarantees or assurances that the results anticipated will occur. Investors in the Company should be particularly aware of the inherent risks associated with the Company's planned business. These risks include a lack of a proven market for the Company's boating service, lack of equity funding, and the size of the Company compared to the size of its competitors. Although Management intends to implement its business plan through the foreseeable future and will do its best to mitigate the risks associated with its business plan, there can be no assurance that such efforts will be successful. Management has no liquidation plans should the Company be unable to receive funding. Should the Company be unable to implement its business plan, Management would investigate all options available to retain value for the shareholders. Among the options that would be considered are: acquisition of another product or technology, or a merger or acquisition of another business entity that has revenue and/or long-term growth potential. However, there are no pending arrangements, understandings or agreements with outside parties for acquisitions, mergers or any other material transactions


YEAR 2000 DISCLOSURE

During the last five years, almost all users of computers in public and business applications were made aware that time-sensitive software might cause their computer systems to recognize a date using "00" as the year 1900 rather than the year 2000. Computer users were concerned that this software date problem might result in system failures or miscalculations causing disruption of normal business activities, primarily in the first weeks of 2000.

The Company's business plan directs the purchase of computer equipment and software during the second half of 2000. The Company's Management has hands-on familiarity with all of the software that will be utilized in its business plan and has experienced no Year 2000 related systems problems as of the date of this filing. Management has discussed Year 2000 computer systems issues with proposed goods and services suppliers for the Company's business plan and they have confirmed their computer related systems are already Year 2000 compatible.

Therefore, Management has made no Year 2000 compliance plans, other than to plan purchases of computer systems and software which are already Year 2000 compatible. Management has no Year 2000 contingency plans and does not intend to prepare future contingency plans related to Year 2000 compliance worst case scenarios. Management reasonably anticipates that the Company will experience no adverse operational or cash flow effect from Year 2000 computer related software problems.


                                     ITEM 2
                                PLAN OF OPERATION

The Company's current cash balance is $9,100. Management believes the current cash balance is sufficient to fund the current minimum level of operations through the second quarter of 2000, however, in order to advance the Company's business plan the Company must raise capital through the sale of equity securities. To date, the Company has sold $9,100 in equity securities. Sales of the Company's equity securities have allowed the Company to maintain a positive cash flow balance.

The Company's business plan encompasses the following steps to implement its boat servicing business plan: after raising capital of $3,000,000 during the first six months, the Company intends to open one service site for boats in Los Angeles, and one in San Diego, California during month seven. During months seven through twelve, in order to operate both service sites, the Company intends to expend $60,000 for two manager-service technicians, $120,000 for four service assistants, $25,000 for two office clerical employees, $20,000 for inventory, $200,000 for the purchase and outfitting of four service vehicles, $600,000 for purchase of four service vessels, $10,000 for set-up and maintenance of the Company's web site, $125,000 for advertising, $30,000 for one marketing manager, $110,000 for purchase of computers and fixed assets, and $62,000 for rent and other operating expenses.


Management has made initial progress in implementing its business plan by registering its

Internet domain name on the Internet, applying for U.S. trademark protection, and plans to setup its web site in the second quarter of 2000. The Company will only be able to continue to advance its business plan after it receives capital funding through the sale of equity securities. After raising capital, Management intends to hire employees, rent commercial space in San Diego and Los Angeles, purchase vehicles and equipment, and begin development of its boat service operations. The Company intends to use its equity capital to fund the Company's business plan during the next twelve months as cash flow from sales is not estimated to begin until year two of its business plan. The Company will face considerable risk in each of its business plan steps, such as difficulty of hiring competent personnel within its budget, longer than anticipated development of its service vehicles and vessels, and a shortfall of funding due to the Company's inability to raise capital in the equity securities market. If no funding is received during the next twelve months, the Company will be forced to rely on its existing cash in the bank and funds loaned by the directors and officers. The Company's officers and directors have no formal commitments or arrangements to advance or loan funds to the Company. In such a restricted cash flow scenario, the Company would be unable to complete its business plan steps, and would, instead, delay all cash intensive activities. Without necessary cash flow, the Company may be dormant during the next twelve months, or until such time as necessary funds could be raised in the equity securities market.

There are no current plans for additional product research and development. The Company plans to purchase approximately $110,000 in furniture, computers, software during the next twelve months from proceeds of its equity security sales. The Company's business plan provides for an increase of thirteen employees during the next twelve months.


                                     ITEM 3
                             DESCRIPTION OF PROPERTY

The Company's principal executive office address is 13123 Poway Road, Poway, CA 92064. The principal executive office and telephone number are provided by an officer of the corporation. The costs associated with the use of the telephone and mailing address were deemed by management to be immaterial as the telephone and mailing address were almost exclusively used by the officer for other business purposes. Management considers the Company's current principal office space arrangement adequate until such time as the Company achieves its business plan goal of raising capital of $3,000,000 and then begins hiring new employees per its business plan.


                                     ITEM 4
                 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                                 AND MANAGEMENT

The following table sets forth information on the ownership of the Company's voting securities by Officers, Directors and major shareholders as well as those who own beneficially more than five percent of the Company's common stock through the most current date - January 31, 2000:

Title Of          Name &                              Amount &                  Percent
Class             Address                             Nature of owner           Owned
--------          -------                             ---------------           -------
Common            Andrew Chandler                     4,500(a)                  1%
                  13123 Poway Road
                  Poway, CA 92064

Common            Don Fulton                          4,500(b)                  1%
                  13123 Poway Road
                  Poway, CA 92064

Total Shares Owned by Officers & Directors
As a Group                                            9,000                     2%

(a) Mr. Chandler received 100 shares of the Company's common stock on September 15, 1994 for administrative services and services related to the Company's business plan. 4,400 shares of the Company's common stock were issued to him per a 45 for 1 stock split on December 8, 1999.

(b) Mr. Fulton received 100 shares of the Company's common stock on September 15, 1994 for administrative services and services related to the Company's business plan. 4,400 shares of the Company's common stock were issued to him per a 45 for 1 stock split on December 8, 1999.


                                     ITEM 5
                    DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS,
                               AND CONTROL PERSONS

The Directors and Officers of the Company, all of those whose one year terms will expire 3/31/00, or at such a time as their successors shall be elected and qualified are as follows:

Name & Address           Age     Position          Date First Elected        Term Expires
--------------           ---     --------          ------------------        ------------
Andrew Chandler          40      President,        9/15/94                   3/31/00
13123 Poway Road                 Secretary,
Poway, CA 92064                  Director

Don Fulton               60      Treasurer,        9/15/94                   3/31/00
13123 Poway Road                 Director
Poway, CA 92064

Each of the foregoing persons may be deemed a "promoter" of the Company, as that term is defined in the rules and regulations promulgated under the securities and Exchange Act of 1933.

Directors are elected to serve until the next annual meeting of stockholders and until their successors have been elected and qualified. Officers are appointed to serve until the meeting of the Board of Directors following the next annual meeting of stockholders and until their successors have been elected and qualified.

No Executive Officer or Director of the Corporation has been the subject of any Order, Judgement, or Decree of any Court of competent jurisdiction, or any regulatory agency permanently or temporarily enjoining, barring suspending or otherwise limiting him from acting as an investment advisor, underwriter, broker or dealer in the securities industry, or as an affiliated person, director or employee of an investment company, bank, savings and loan association, or insurance company or from engaging in or continuing any conduct or practice in connection with any such activity or in connection with the purchase or sale of any securities.

No Executive Officer or Director of the Corporation has been convicted in any criminal proceeding (excluding traffic violations) or is the subject of a criminal proceeding which is currently pending.

No Executive Officer or Director of the Corporation is the subject of any pending legal proceedings.


RESUMES

Andrew Chandler, President, Secretary & Director

1994 - Current  President and owner of Quik Lube, Inc. in Poway, California.
                Quik Lube provides a full line of automobile services from basic lubrication and oil changes to extensive automobile repairs such as radiators, brakes, air conditioning, electrical systems, suspension parts, engine rebuilding, and transmission repair.

Don Fulton, Treasurer & Director

Current         Retired

1987 - 1999     Union Bank of California. Manager of corporate commercial
                lending. Flag Member in good standing with San Diego and Southwestern Yacht Clubs. Member of PHRF Racing Association, a handicapping association of buoy and off-shore race teams, since
                1976. Member of the San Diego Racing Fleet. Has participated in annual yacht races from California to Mexico in the San
                Diego/Ensenada races and Newport Beach/Ensenada races for over thirty years. Also has participated in California yacht races such as the Coronado Islands Regattas. Owner and captain of three sailboats ranging in size from twenty eight feet to thirty five feet.

1969            B.A. Political Science, San Diego State University

                                     ITEM 6
                             EXECUTIVE COMPENSATION

The company's current officers receive no compensation.


                           Summary Compensation Table

                                           Other
Name &                                     annual       Restricted                LTIP      All other
principle               Salary    Bonus    compen-      stock         Options    Payouts    compen-
position        Year      ($)      ($)     sation($)    awards($)     SARs         ($)      sation($)
----------      ----    ------    -----    ---------    ----------    -------    -------    ---------
A Chandler      1996      -0-      -0-        -0-           -0-         -0-        -0-         -0-
President       1997      -0-      -0-        -0-           -0-         -0-        -0-         -0-
                1998      -0-      -0-        -0-           -0-         -0-        -0-         -0-

D Fulton        1996      -0-      -0-        -0-           -0-         -0-        -0-         -0-
Director        1997      -0-      -0-        -0-           -0-         -0-        -0-         -0-
                1998      -0-      -0-        -0-           -0-         -0-        -0-         -0-


There are no current employment agreements between the Company and its executive officers.

The Board agreed to pay Mr. Chandler for administrative services and services related to the Company's business plan 100 shares of the Company's common stock on September 15, 1994. The stock was valued at the price unaffiliated investors paid for stock sold by the Company, $.10 per share. On December 8, 1999, 4,400 shares of the Company's common stock were issued to him per a 45 for 1 stock split.

The Board agreed to pay Mr. Fulton for administrative services and services related to the Company's business plan 100 shares of the Company's common stock on September 15, 1994. The stock was valued at the price unaffiliated investors paid for stock sold by the Company, $.10 per share. On December 8, 1999, 4,400 shares of the Company's common stock were issued to him per a 45 for 1 stock split.

The terms of these stock issuances were as fair to the Company, in the Board's opinion, as could have been made with an unaffiliated third party.

The officers currently devote an immaterial amount of time to manage the affairs of the Company. The Directors and Principal Officers have agreed to work with no remuneration until such time as the Company receives sufficient revenues necessary to provide proper salaries to all Officers and compensation for Directors' participation. The Officers and the Board of Directors have the responsibility to determine the timing of remuneration for key personnel based upon such factors as positive cash flow to include stock sales, product sales, estimated cash expenditures, accounts receivable, accounts payable, notes payable, and a cash balance of not less than $15,000 at each month end. When positive cash flow reaches $15,000 at each month end and appears sustainable the board of directors will readdress compensation for key personnel and enact a plan at that time which will benefit the Company as a whole. At this time, management cannot accurately estimate when sufficient revenues will occur to implement this compensation, or the exact amount of compensation.

There are no annuity, pension or retirement benefits proposed to be paid to officers, directors or employees of the Corporation in the event of retirement at normal retirement date pursuant to any presently existing plan provided or contributed to by the Corporation or any of its subsidiaries, if any.


                                     ITEM 7
                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The principal executive office and telephone number are provided by Mr. Chandler, an officer of the corporation. The costs associated with the use of the telephone and mailing address were deemed by management to be immaterial as the telephone and mailing address were almost exclusively used by the officer for other business purposes.


                                     ITEM 8
                            DESCRIPTION OF SECURITIES

The Company's Certificate of Incorporation authorizes the issuance of 20,000,000 Shares of Common Stock, .001 par value per share. There is no preferred stock authorized. Holders of shares of Common Stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of Common Stock have cumulative voting rights. Holders of shares of Common Stock are entitled to share ratably in dividends, if any, as may be declared, from time to time by the Board of Directors in its discretion, from funds legally available therefor.

In the event of a liquidation, dissolution, or winding up of the Company, the holders of shares of Common Stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of Common Stock have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such shares. All of the outstanding Common Stock is, and the shares offered by the Company pursuant to this offering will be, when issued and delivered, fully paid and non-assessable.

The Securities and Exchange Commission has adopted Rule 15g-9 which established the definition of a "penny stock", for the purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:
(i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.


                                     PART II

                                     ITEM 1
       MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND
                            OTHER SHAREHOLDER MATTERS

The Company plans to file for trading on the OTC Electronic Bulletin Board which is sponsored by the National Association of Securities Dealers (NASD). The OTC Electronic Bulletin Board is a network of security dealers who buy and sell stock. The dealers are connected by a computer network which provides information on current "bids" and "asks" as well as volume information.

As of the date of this filing, there is no public market for the Company's securities. As of January 31, 2000, the Company had 72 shareholders of record. The Company has paid no cash dividends. The Company has no outstanding options. The Company has no plans to register any of its securities under the Securities Act for sale by security holders. There is no public offering of equity and there is no proposed public offering of equity.


                                     ITEM 2
                                LEGAL PROCEEDINGS

The Company is not currently involved in any legal proceedings and is not aware of any pending or potential legal actions.


                                     ITEM 3
           CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING
                        CONTROL AND FINANCIAL DISCLOSURE

None.


                                     ITEM 4
                     RECENT SALES OF UNREGISTERED SECURITIES

On September 15, 1994, the shareholders authorized the issuance of 100 shares of common stock for services to each of the officers and directors of the Company for a total of 200 Rule

144 shares. The Company relied upon Section 4(2) of Securities Act of 1993, as amended (the "Act"). The Company issued the shares in satisfaction of management services rendered to officers and directors, which does not constitute a public offering.

From the period of approximately December 1, 1997 until January 31, 1998, the Company offered and sold 91,000 shares at $0.10 per share to non-affiliated private investors. The Company relied upon Section 4(2) of the Securities Act of 1993, as amended (the "Act"). Each prospective investor was given a private placement memorandum designed to disclose all material aspects of an investment in the Company, including the business, management, offering details, risk factors and financial statements. Each investor also completed a subscription confirmation letter and private placement subscription agreement whereby the investors certified that they were purchasing the shares for their own accounts, with investment intent and that each investor was either "accredited", or were "sophisticated" purchasers, having prior investment experience or education, and having adequate and reasonable opportunity and access to any corporate information necessary to make an informed investment decision. This offering was not accompanied by general advertisement or general solicitation and the shares were issued with a Rule 144 restrictive legend.

Under the Securities Act of 1933 , all sales of an issuers' securities or by a shareholder, must either be made (i) pursuant to an effective registration statement filed with the SEC, or (ii) pursuant to an exemption from the registration requirements under the 1933 Act.

Rule 144 under the 1933 Act sets forth conditions which if satisfied, permit persons holding control securities (affiliated shareholders, i.e., officers, directors or holders of at least ten percent of the outstanding shares) or restricted securities (non-affiliated shareholders) to sell such securities publicly without registration. Rule 144 sets forth a holding period for restricted securities to establish that the holder did not purchase such securities with a view to distribute. Under Rule 144, several provisions must be met with respect to the sales of control securities at any time and sales of restricted securities held between one and two years. The following is a summary of the provisions of Rule 144: (a) Rule 144 is available only if the issuer is current in its filings under the Securities an Exchange Act of 1934. Such filings include, but are not limited to, the issuer's quarterly reports and annual reports; (b) Rule 144 allows resale of restricted and control securities after a one year hold period, subjected to certain volume limitations, and resales by non-affiliates holders without limitations after two years; (c) The sales of securities made under Rule 144 during any three-month period are limited to the greater of: (i) 1% of the outstanding common stock of the issuer; or (ii) the average weekly reported trading volume in the outstanding common stock reported on all securities exchanges during the four calendar weeks preceding the filing of the required notice of the sale under Rule 144 with the SEC.

On December 8, 1999, the Board of Directors authorized a forward stock split of 45 for 1 resulting in a total of 4,104,000 shares of common stock issued and outstanding.


                                     ITEM 5
                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company's By-Laws allow for the indemnification of Company Officers and Directors in regard to their carrying out the duties of their offices. The By-Laws also allow for reimbursement of certain legal defenses. As to indemnification for liabilities arising under the

Securities Act of 1933 for directors, officers or persons controlling the Company, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy and unenforceable.

                                    PART F/S

The audited financial statements of the Company for the years ended March 31, 1998 and 1999, and the period ended January 31, 2000 and related notes which are included in this offering have been examined by Barry Friedman, CPA, and have been so included in reliance upon the opinion of such accountants given upon their authority as an expert in auditing and accounting.

                                  TEKRON, INC.
                         (A Development Stage Company)


                              FINANCIAL STATEMENTS

                                JANUARY 31, 2000
                                 MARCH 31, 1999
                                 MARCH 31, 1998

                                TABLE OF CONTENTS


                                                            PAGE #
                                                            ------
INDEPENDENT AUDITORS REPORT                                     1

ASSETS                                                          2

LIABILITIES AND STOCKHOLDERS' EQUITY                            3

STATEMENT OF OPERATIONS                                         4

STATEMENT OF STOCKHOLDERS' EQUITY                               5

STATEMENT OF CASH FLOWS                                         6

NOTES TO FINANCIAL STATEMENTS                                7-11

                             BARRY L. FRIEDMAN, P.C.
                           Certified Public Accountant


1582 TULITA DRIVE                                         OFFICE  (702) 361-8414
LAS VEGAS, NEVADA  89123                                  FAX NO. (702) 896-0278

                          INDEPENDENT AUDITORS' REPORT

Board of Directors                                              February 8, 2000
Tekron, Inc.
Poway, California

        I have audited the accompanying Balance Sheets of Tekron, Inc. (A Development Stage Company), as of January 31, 2000, March 31, 1999, and March 31, 1998, and the related statements of operations, stockholders' equity and cash flows for the period April 1, 1999 to January 31, 2000, and the two years ended March 31, 1999, and March 31, 1998. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

        I conducted my audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

        In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tekron, Inc. (A Development Stage Company), as of January 31, 2000, March 31, 1999, and March 31, 1998, and the related statements of operations, stockholders' equity and cash flows for the period April 1, 1999 to January 31, 2000, and the two years ended March 31, 1999, and March 31, 1998, in conformity with generally accepted accounting principles.

        The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note #5 to the financial statements, the Company has suffered recurring losses from operations and has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters is described in Note #5. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ BARRY L. FRIEDMAN
---------------------------
Barry L. Friedman
Certified Public Accountant

                                  TEKRON, INC.
                          (A Development Stage Company)

                                  BALANCE SHEET

                                     ASSETS

                                 JANUARY      MARCH       MARCH
                                 31, 2000    31, 1999    31, 1998
                                 --------    --------    --------
CURRENT ASSETS                    $9,100      $9,100      $9,100
                                  ------      ------      ------
    TOTAL CURRENT ASSETS          $9,100      $9,100      $9,100
                                  ------      ------      ------
OTHER ASSETS                      $    0      $    0      $    0
                                  ------      ------      ------
    TOTAL OTHER ASSETS            $    0      $    0      $    0
                                  ------      ------      ------
TOTAL ASSETS                      $9,100      $9,100      $9,100
                                  ------      ------      ------

    The accompanying notes are an integral part of these financial statements

                                  TEKRON, INC.
                          (A Development Stage Company)

                                  BALANCE SHEET

                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                     JANUARY 31,     MARCH 31,     MARCH 31,
                                        2000           1999          1998
                                     -----------     --------      --------
CURRENT LIABILITIES                     $    0        $    0        $    0
                                        ------        ------        ------
    TOTAL CURRENT LIABILITIES           $    0        $    0        $    0
                                        ------        ------        ------
STOCKHOLDERS' EQUITY (Note #4)

    Common stock
    Par value $0.00001
    Authorized 20,000,000 shares
    Issued and outstanding at

    March 31, 1998 -
    91,200 shares                                                   $    1

    March 31, 1999 -
    91,200 shares
                                                      $    1
    Common stock
    Par value $0.001
    Authorized 20,000,000 shares
    Issued and outstanding at

    January 31, 2000 -
    4,104,000 shares                    $4,104

    Additional Paid-In Capital          +5,016        +9,119        +9,119

    Deficit accumulated during
    Development stage                      -20           -20           -20
                                        ------        ------        ------
TOTAL STOCKHOLDERS' EQUITY              $9,100        $9,100        $9,100
                                        ------        ------        ------
TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY:                   $9,100        $9,100        $9,100
                                        ------        ------        ------

    The accompanying notes are an integral part of these financial statements

                                  TEKRON, INC.
                          (A Development Stage Company)


                             STATEMENT OF OPERATIONS


                                 Year              Year             Year           May 31,1994
                                Ended             Ended             Ended          (Inception)
                               Jan. 31,          Mar. 31,          Mar. 31,         to Jan. 31,
                                 2000              1999              1998              2000
                              ----------        ----------        ----------        ----------
INCOME
Revenue                       $        0        $        0        $        0        $        0
                              ----------        ----------        ----------        ----------
EXPENSES

General, Selling and
Administrative                $        0        $        0        $        0        $       20
                              ----------        ----------        ----------        ----------
        TOTAL EXPENSES        $        0        $        0        $        0        $       20
                              ----------        ----------        ----------        ----------
NET PROFIT/LOSS (-)           $        0        $        0        $        0              $-20
                              ----------        ----------        ----------        ----------
Net Profit/Loss(-)
per weighted share
(Note 1)                      $      NIL        $      NIL        $      NIL        $      NIL
                              ----------        ----------        ----------        ----------
Weighted average
Number of common
shares outstanding             4,104,000         4,104,000         4,104,000         4,104,000
                              ----------        ----------        ----------        ----------

    The accompanying notes are an integral part of these financial statements

                                  TEKRON, INC.
                          (A Development Stage Company)


                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY


                                                        Additional     Accumu-
                             Common         Stock        paid-in        lated
                             Shares         Amount       Capital       Deficit
                           ---------        ------      ----------     -------
Balance,
March 31, 1997                   200        $    1        $   19        $-20

January 31, 1998
Issued For Cash               91,000             0         9,100

Net loss year ended
March 31, 1998                                                             0
                           ---------        ------        ------        ----
Balance,
March 31, 1998                91,200        $    1        $9,119        $-20

Net loss year ended
March 31, 1999                                                             0
                           ---------        ------        ------        ----
Balance,
March 31, 1999                91,200        $    1        $9,119        $-20

September 16, 1999
Changed Par Value
From $0.00001
To $0.001                                      +90           -90

December 8, 1999
Forward Stock Split
45 for 1                   4,012,800        +4,013        -4,013

Net Loss
April 1, 1999 to
January 31, 2000                                                           0
                           ---------        ------        ------        ----
Balance,
January 31, 2000           4,104,000        $4,104        $5,016        $-20
                           ---------        ------        ------        ----

    The accompanying notes are an integral part of these financial statements

                                  TEKRON, INC.
                          (A Development Stage Company)

                             STATEMENT OF CASH FLOWS

                                 Year           Year          Year      May 31,1994
                                Ended          Ended         Ended      (Inception)
                               Jan. 31,       Mar. 31,      Mar. 31,    to Jan. 31,
                                 2000          1999          1998          2000
                               --------       --------      --------    -----------
Cash flows from
operating activities

    Net Loss                    $    0        $    0        $    0          $-20

    Adjustment to
    Reconcile net loss
    To net cash provided
    by operating
    Activities
    Issue Common Stock
    For Services                     0             0             0           +20

Changes in assets and
Liabilities                          0             0             0             0
                                ------        ------        ------        ------
Net cash used in
operating activities            $    0        $    0        $    0        $    0

Cash flows from
investing activities                 0             0             0             0

Cash flows from
financing activities

    Issuance of Common
    Stock for Cash                   0             0        +9,100        +9,100
                                ------        ------        ------        ------
Net Increase (decrease)         $    0        $    0        $    0        $    0

Cash,
Beginning of period              9,100         9,100             0             0
                                ------        ------        ------        ------
Cash, End of Period             $9,100        $9,100        $9,100        $9,100
                                ------        ------        ------        ------

    The accompanying notes are an integral part of these financial statements

                                  TEKRON, INC.
                          (A Development Stage Company)


                          NOTES TO FINANCIAL STATEMENTS

              January 31, 2000, March 31, 1999, and March 31, 1998


NOTE 1 - HISTORY AND ORGANIZATION OF THE COMPANY

        The Company was organized May 31, 1994, under the laws of the State of Delaware as Tekron, Inc. The Company currently has no operations and in accordance with SFAS #7, is considered a development company.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Accounting Method

                The Company records income and expenses on the accrual method.

        Estimates

                The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

        Cash and equivalents

                The Company maintains a cash balance in a non-interest-bearing bank that currently does not exceed federally insured limits. For the purpose of the statements of cash flows, all highly liquid investments with the maturity of three months or less are considered to be cash equivalents. There are no cash equivalents as of January 31, 2000.

                                  TEKRON, INC.
                          (A Development Stage Company)


                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

              January 31, 2000, March 31, 1999, and March 31, 1998


        NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

        Income Taxes

                Income taxes are provided for using the liability method of accounting in accordance with Statement of Financial Accounting Standards No. 109 (SFAS #109) "Accounting for Income Taxes". A deferred tax asset or liability is recorded for all temporary difference between financial and tax reporting. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.


        Reporting on Costs of Start-Up Activities

                Statement of Position 98-5 ("SOP 98-5"), "Reporting on the Costs of Start-Up Activities" which provides guidance on the financial reporting of start-up costs and organization costs. It requires most costs of start-up activities and organization costs to be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998. With the adoption of SOP 98-5, there has been little or no effect on the company's financial statements.

        Loss Per Share

                Net loss per share is provided in accordance with Statement of Financial Accounting Standards No. 128 (SFAS #128) "Earnings Per Share". Basic loss per share is computed by dividing losses available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted loss per share reflects per share amounts that would have resulted if dilative common stock equivalents had been converted to common stock. As of December 31, 1998, the Company had no dilative common stock equivalents such as stock options.

                                  TEKRON, INC.
                          (A Development Stage Company)


                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

              January 31, 2000, March 31, 1999, and March 31, 1998


        NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


                Year End

                The Company has selected March 31st as its fiscal year-end.


NOTE 3 - INCOME TAXES

        There is no provision for income taxes for the period ended January 31, 2000, due to the net loss and no state income tax in Nevada, the state of the Company's domicile and operations. The Company's total deferred tax asset as of March 31, 1999 is as follows:


              Net operation loss carry forward             $20
              Valuation allowance                          $20

              Net deferred tax asset                       $ 0

        The federal net operating loss carry forward will expire in 2015.

        This carry forward may be limited upon the consummation of a business combination under IRC Section 381.

                                  TEKRON, INC.
                          (A Development Stage Company)


                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

              January 31, 2000, March 31, 1999, and March 31, 1998


NOTE 4 - STOCKHOLDERS' EQUITY

        Common Stock

        The authorized common stock of the corporation consists of 20,000,000 shares with a par value $0.001 per share.

        Preferred Stock

        Tekron, Inc. has no preferred stock.

        On September 15, 1994, the Company issued 200 shares of its $0.00001 par value common stock in consideration of $0.10 per-share ($20.00) to its directors.

        On January 31, 1998, the Company issued 91,000 shares of its $0.00001 par value common stock for cash of $9,100.

        On September 16, 1999, the State of Delaware approved the Company's restated Articles of Incorporation, which changed the par value from $0.00001 to $0.001.

        On December 8, 1999, the Company approved a forward stock split on the basis of 45 for 1, thus increasing the common stock from 91,200 shares 4,104,000 shares.


NOTE 5 - GOING CONCERN

        The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. The stockholders/officers and/or directors have informally committed to advancing the operating costs of the Company interest free.

                                  TEKRON, INC.
                          (A Development Stage Company)


                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

              January 31, 2000, March 31, 1999, and March 31, 1998


NOTE 6 - WARRANTS AND OPTIONS

        There are no warrants or options outstanding to acquire any additional share of common stock.


NOTE 7 - RELATED PARTY TRANSACTIONS

        The Company neither owns nor leases any real or personal property. An officer of the corporation provides office services without charge. Such costs are immaterial to the financial statements and accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

                                    PART III

                                    EXHIBITS

Exhibit 2         Plan of acquisition, reorganization or liquidation       None
Exhibit 3(i)      Articles of Incorporation                                Included
Exhibit 3(ii)     Bylaws                                                   Included
Exhibit 4         Instruments defining the rights of holders               None
Exhibit 9         Voting Trust Agreement                                   None
Exhibit 10        Trademark Application                                    Included
Exhibit 11        Statement re: computation of per share earnings          See Financial Stmts.
Exhibit 16        Letter on change of certifying accountant                None
Exhibit 21        Subsidiaries of the registrant                           None
Exhibit 23        Consent of experts and counsel                           Included
Exhibit 24        Power of Attorney                                        None
Exhibit 27        Financial Data Schedule                                  Included


                                   SIGNATURES

In accordance with Section 12 of the Securities and Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            Tekron, Inc.


Date:  2/11/00                              By /s/ Andrew Chandler
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                                              Andrew Chandler, Pres., Sec. &
                                              Director


Date:  2/11/00                              By /s/ Don Fulton
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                                              Don Fulton, Treasurer & Director